UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On March 30, 2017, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) Certification of Chief Executive Officer pursuant to Form 52-109F1; (2) Certification of Chief Financial Officer pursuant to Form 52-109F1; (3) Amending Agreement No. 1 to Third Amended and Restated Canada Credit Facility, made as of June 17, 2016; (4) Amending Agreement No. 1 to Amended and Restated Peru Credit Facility, made as of June 17, 2016; (5) Amending Agreement No. 2 to Third Amended and Restated Canada Credit Facility, made as of September 26, 2016; (6) Amending Agreement No. 2 to Amended and Restated Peru Credit Facility, made as of September 26, 2016; (7) Amending Agreement No. 2 to Precious Metals Purchase Agreement, dated as of March 27, 2017; and (8) Code of Business Conduct and Ethics.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

• Exhibit 99.1 Certification of Chief Executive Officer pursuant to Form 52-109F1

• Exhibit 99.2 Certification of Chief Financial Officer pursuant to Form 52-109F1

• Exhibit 99.3 Amending Agreement No. 1 to Third Amended and Restated Canada Credit Facility, made as of June 17, 2016

• Exhibit 99.4 Amending Agreement No. 1 to Amended and Restated Peru Credit Facility, made as of June 17, 2016

• Exhibit 99.5 Amending Agreement No. 2 to Third Amended and Restated Canada Credit Facility, made as of September 26, 2016

• Exhibit 99.6 Amending Agreement No. 2 to Amended and Restated Peru Credit Facility, made as of September 26, 2016

• Exhibit 99.7 Amending Agreement No. 2 to Precious Metals Purchase Agreement, dated as of March 27, 2017

• Exhibit 99.8 Code of Business Conduct and Ethics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly

Name: Patrick Donnelly
Title: Vice President and General Counsel

Date: March 31, 2017

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Form 52-109F1
99.2	Certification of Chief Financial Officer pursuant to Form 52-109F1
99.3	Amending Agreement No. 1 to Third Amended and Restated Canada Credit Facility, made as of June 17, 2016
99.4	Amending Agreement No. 1 to Amended and Restated Peru Credit Facility, made as of June 17, 2016
99.5	Amending Agreement No. 2 to Third Amended and Restated Canada Credit Facility, made as of September 26, 2016
99.6	Amending Agreement No. 2 to Amended and Restated Peru Credit Facility, made as of September 26, 2016
99.7	Amending Agreement No. 2 to Precious Metals Purchase Agreement, dated as of March 27, 2017
99.8	Code of Business Conduct and Ethics